

January 26, 2012

Via E-mail
Mr. Samuel Zia
President and Chief Executive Officer
Leviathan Minerals Group Incorporated
J1. Muara Karang Raya No. 48
Jakarta Utara, Indonesia 14450

> **Re: Leviathan Minerals Group Incorporated**
> **Amendment No. 1 to Form 8-K**
> **Filed December 12, 2011**
> **Response dated December 20, 2011**
> **File No. 0-53926**

Dear Mr. Zia:

We have reviewed your amendment and your correspondence dated December 20, 2011, including your draft Form 8-K amendment with more substantive disclosure revisions, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Page number references below correspond to the page numbers in your draft amendment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please amend your Form 8-K to incorporate all of the revisions that you have proposed, including those reflected in the draft Form 8-K/A2 submitted with your December 20, 2011 response letter, as well as any revisions necessary to resolve the additional comments in this letter.

2.   We note that you have not filed a Form 10-Q for the quarter ended September 30, 2011, which was due by November 14, 2011. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.

3.   It appears that some of your abbreviations for entity names are used inconsistently. For example, on pages 2 and 13, you abbreviate the name "PT AP Prima" as "PT AP." However, in your organizational chart on page 5, either this entity is missing or it is referred to as "PT Aega Prima" and abbreviated as "PT Aega." As another example, PT Alam Lestari Kencana is abbreviated as "PT ALK" on pages 2 and 13" and as "PTALK" in the organizational chart on page 5. Please review your entire document for consistency and make revisions where appropriate.

4.   We note your response to comment 2 in our letter dated September 26, 2011, and we re-issue the comment, in part. We note the following claims, among others:

- "Two of the top ten tin producers operate in Bangka Island – PT Timah and PT Koba Tin." (page 6) We are unable to locate this information with respect to PT Koba Tin in the source materials you sent us. Please either provide us with clearly marked source material or alternatively remove the reference to PT Koba Tin in your filing.
- "According to a CRU Monitor report, Indonesia is the second largest tin producer in the world after China, controlling 20% market share or around 64,300 metric tons." (pages 7, 20) You sent us an excerpt of PT Timah (Persero) Tbk's 2009 Annual Report which, in turn, cites a CRU Monitor report. Please send us a copy of the source material from CRU Monitor.
- "Indonesia is also the world's top tin exporter with over 90% of its tin products exported to the international market." (page 7, 20) You sent us an excerpt of PT Timah (Persero) Tbk's 2009 Annual Report. Please substantiate this claim with a more official source.
- "According to the International Tin Research Institute (ITRI), global consumption is expected to grow 7.9% year over year lifted by demand from the electronics sector." (page 8) We are unable to locate this statement in the materials you sent us. Please either provide us with clearly marked source material or alternatively remove the claim from your filing.
- "INBS Research expects electronic purchases to increase 5% CAGR over the next three years to US$367 billion in 2013." (page 8) We note that you sent us an excerpt of the 2011 ITRI Tin Industry Review with the following statement highlighted: "Looking across all sectors together, technology change should be positive for tin use, making a net addition in the order of 15,000 tpy or 4-5% to world consumption over 5-10 years." Please revise the statement in your filing in light of the discrepancies. For example, cite the ITRI Tin Industry Review instead of "INBS Research" and remove the reference to the US$367 billion figure, for which we were unable to locate support.

In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

Our Products and Business Strategy page 6

5.   We note your response to comment 45 in our letter dated September 26, 2011. It appears there still are estimates of mineralized materials and related values in your draft disclosure. For example, on page 11 of your proposed amendment you disclose a value of $150.0 million that implies the existence of a mineral reserve. Additionally, on page 20 of your proposed amendment you disclose an estimate of tons and grade that does not appear to be a proven or probable reserve. We reissue prior comment 45.

6.   We have read your response to comment 46 in our letter dated September 26, 2011 regarding reserve-related terminology utilized in your disclosures, and understand that you intended to eliminate such disclosures because you have not established reserves. However, it appears that you continue to have inappropriate references to reserve terminology throughout your draft filing. For example, on page 10 of your proposed amendment you disclose the terms reserve map, reserves, and proven and probable reserves. Please do not utilize such terms until you have a proven or probable reserve as defined by paragraph (a) of Industry Guide 7.

7.   We have received the Minarco technical report that you submitted in response to comment 47 in our letter dated September 26, 2011. Tell us whether you obtained permission from the person who prepared the report to reference their technical work in your filing. If you had, submit the letter providing such authorization with your reply.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Overview of Results of Operations page 14

8.   We note your disclosure explaining that your revenue increased to $40.5 million for the six months ended June 30, 2011, reflecting an average selling price of $26,000 per ton and sales of 1,400 tons on tin ingots. Please reconcile your tons of tin ingots sold and your average selling price per ton to your revenue for the six months ended June 30, 2011.

9.   Your disclosure indicates that PT AP mined approximately 300 tons of tin sand during the six months ended June 30, 2011. Please add disclosure of mining losses and metallurgical recoveries associated with your mining operations, and clarify the source and payment made for the difference between your tons mined and tons of tin ingots sold.

Results of Operations for the Year Ended December 31, 2010 and 2009, page 14

10.   We note your statement that the composition of where you sourced your tin sand changed in fiscal year 2010. Just as you describe your sourcing in 2010, please describe for comparative purposes your sourcing in 2009.

Liquidity and Capital Resources, page 15

11.   We note your statement on page 15 that "Cash used provided by financing activities for the six months ended June 30, 2011 was $1.2 million related to transactions with our major shareholder, David Supardi." Please disclose in this section the nature of the cash used related to the transactions with Mr. Supardi.

12.   We note your response to comment 10 in our letter dated September 26, 2011. In particular, we note your statement that you believe your cash and cash equivalents on hand as of June 30, 2011, together with cash flows from operations and the capital raised in the private placement, will be sufficient to meet your working capital and capital expenditure requirements in fiscal year 2012. Please describe in further detail your planned capital expenditures. For instance, if your capital expenditure requirements consist of your "plan to use approximately $2,000,000 to continue exploration and drilling activities," as mentioned in the preceding paragraph, please discuss.

13.   We note your disclosure on page F-26 regarding the violation of the covenant in your Senior Secured Convertible Promissory Note due to your failure to file your report on Form 10-Q within 50 days after the end of the September 30, 2011 quarter. Where you discuss your notes in the above-captioned section of your MD&A, please disclose whether there are any consequences associated with the covenant violation. In addition, please tell us when you intend to file this Form 10-Q.

Contractual Obligations, page 16

14.   Where you refer in this section to your "operating leases," please briefly describe their nature.

Property page 17

15.   We note that you have not complied with comment 48 in our letter dated September 26, 2011, concerning the required disclosure about the terms of your mineral rights. The conditions in paragraph (b)(2) of Industry Guide 7 are not specific to exploration stage, development stage, or production stage companies. We reissue prior comment 48.

Transactions with Related Persons, page 24

16.   We note your response to comment 16 in our letter dated September 26, 2011, and we reissue the comment, in part. Please disclose the material terms of the August 22, 2011 Exchange Agreement and identify the interested parties.

Financial Statements

General

17.   Please obtain and file audit reports which include the name and signature of the audit firm and the date of the audit report for each set of financial statements.

18.   We note that you have utilized April 14, 2010 as the transition point between predecessor and successor in your reporting for the year ended December 31, 2010. Please revise your interim reporting for the six month comparative period ended June 30, 2010 to similarly distinguish between the activity of the predecessor and successor. You will need to also utilize this convention when preparing your delinquent interim report for the quarter ended September 30, 2010, and your annual report for the year ended December 31, 2011. Please ensure that disclosure in MD&A conforms with this financial presentation.

Note 2 – Summary of Significant Accounting Policies, page F-10

Exploration and Development Costs, page F-11

19.   We note your disclosure indicating that you expense development costs prior to establishing proven and probable reserves. Please modify your accounting policy to conform with the definitions of exploration stage and development stage which reside in paragraph (a) of Industry Guide 7. We would not expect you to incur development costs in advance of having mineral reserves. Therefore, a policy of expensing such costs would not correlate with your stage of development.

Revenue Recognition, page F-12

20.   Please expand your disclosure to clarify the point at which you recognize revenue in the physical conveyance of product and rending of services, relative to the particular nature of your business. Based on your disclosure under Description of Business on page F-9, we expect you will need to explain your policy as it relates to operating the tin smelting facility and selling tin ingots. It should be clear whether you generate revenues from smelting apart from sales of tin ingots.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Coleman (Mining Engineer) at (202) 551-3610 with questions about engineering comments. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director